Exhibit 99.1

For Immediate Release

YY Group Acquires Uniforce Security with US$6.4 Million Revenue, Entering Singapore’s US$88 Billion Security Market

SINGAPORE, June 5, 2025 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), is pleased to announce the acquisition of Uniforce Security Pte Ltd (UFS), marking a pivotal step in expanding the Company’s Integrated Facility Management (IFM) division. This strategic acquisition underscores the Company’s commitment to delivering comprehensive, cutting-edge solutions to clients worldwide.

Unlocking Synergies Across Divisions

The acquisition of UFS not only strengthens YY Group’s presence in the security market but also opens new avenues for collaboration across its ecosystem. As an award-winning provider in the security industry, UFS brings a proven track record of excellence and reliability. Through YY Circle, the Company’s innovative employment platform, UFS will have access to a reliable pipeline of skilled workers to meet its operational needs, ensuring seamless service delivery and operational excellence.

This integration into YYGH’s IFM division provides the opportunity to offer UFS’s well-established clientele a broader range of IFM services, positioning YY Group as a comprehensive one-stop solution provider in the market.

A One-Stop Solution for Modern Facility Needs

The acquisition of UFS positions YY Group as a leading provider of one-stop solutions by combining high-quality security services with its existing portfolio. “Our goal is to unify protocols, integrate advanced technology, and offer bundled services that redefine client satisfaction,” said Mike Fu, Chief Executive Officer and Executive Director of YY Group Holding Limited.

The integration of UFS into the Company’s operations will occur in three dynamic phases:

●	Service & SOP Alignment: Standardizing operational protocols and performance benchmarks across both entities.

●	Technology Integration: Incorporating UFS into YY Group’s digital ecosystem, augmented by smart sensors and advanced monitoring tools.

●	Commercial Synergies: Creating compelling bundled service proposals for both existing and new clientele.

Leadership Continuity and Expertise

To ensure seamless continuity and growth, UFS’s current Managing Director, Chew Chee Keong, will remain at the helm of the Security division. “I am excited to continue leading the Security division under the YY Group umbrella. Together, we will drive innovation and deliver even greater value to our clients,” he said, emphasizing his commitment to the expanded role.

Financial Growth and Market Impact

The acquisition is projected to contribute US$35 million in revenue to YY Group over the next three years. UFS, with its strong track record and reported revenue of S$8.3 million (approximately US$6.4 million) in 2024, is set to bolster YY Group’s presence in Singapore’s US$88 billion security market. The Company believes in the continued growth of the security sector, as, with a compound annual growth rate (CAGR) of 5.27%, the sector is forecasted to reach US$114.7 billion by 2028.

Next Steps and Vision

YY Group’s immediate focus post-acquisition includes internal restructuring and leveraging shared resources to drive business growth, harnessing their collective strengths to streamline operations and offer unparalleled value to their clients.

This acquisition marks another milestone in the Company’s journey to redefine integrated facility management with innovative solutions and a client-first approach.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the Singapore security sector, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

About Uniforce Security Pte Ltd (UFS):

UFS is a premier provider of advanced security solutions in Singapore, renowned for its innovative technologies, tailored services, and unwavering dedication to safeguarding clients’ assets. With a team of highly trained professionals and a forward-thinking approach, UFS continues to set benchmarks in operational excellence and customer satisfaction.

About YY Group Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Southeast Asia, Europe, and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com